Exhibit 99.1

For Immediate Release

Media Relations Contact:    Vincent Power
Sears Canada Inc.
416-941-4422
vpower@sears.ca

Sears Canada Acknowledges Sears Holdings Report on Fourth Quarter Update

TORONTO - January 9, 2014 - Sears Canada Inc. (TSX: SCC) acknowledges the release today by Sears Holdings Corporation (NASDAQ: SHLD) of its update for the fourth quarter and full year of 2013. The release refers to financial information related to Sears Canada’s projected fourth quarter and annual 2013 performance. Sears Canada adds that the same-store-sales performance of -4.4% contained in the Sears Holdings update, for the period of November 3, 2013 to January 6, 2014, reflects a 1.5% same-store-sales increase in Sears Canada’s Apparel and Accessories business. The text of the Sears Holdings release, which includes financial information prepared under United States Generally Accepted Accounting Principles (U.S. GAAP) and presented in U.S. dollars, is set out below. Sears Canada expects to release its unaudited fourth quarter earnings, which will include financial information prepared under International Financial Reporting Standards (IFRS), on February 26, 2014.
Although the Company believes that the forward-looking information presented with respect to the fourth quarter and annual update is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

The financial outlook set out below is preliminary and therefore subject to change. In addition, there can be no assurance that U.S. GAAP and IFRS will not differ, and such differences could be material. Accordingly, the update should be read with caution.

The following is the text of the Sears Holdings release:

NEWS MEDIA CONTACT:
Sears Holdings Public Relations
(847) 286-8371

FOR IMMEDIATE RELEASE:
January 9, 2014

SEARS HOLDINGS PROVIDES UPDATE

HOFFMAN ESTATES, IL - Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”) (Nasdaq: SHLD) today is providing an update on our quarter-to-date performance and financial position.

During the quarter, we continued to proactively transform our business to a member-centric integrated retailer leveraging our Shop Your WayTM ("SYW") program and platform. As previously stated, we are transitioning from a business that has historically focused on running a store network into a business that provides and delivers value by serving its members in the manner most convenient for them: whether in store, in home or through digital devices. We are driving this transformation by investing in capabilities to enable members access to the broadest possible assortment of products and services, enhancing our membership benefits associated with SYW, developing digital and social relationships with our members, using data and analytics to make targeted offers and decisions delivered in real time and expanding our reach through Marketplace and delivery options.

We believe that we are making progress in this transformation, as we are seeing continued increases in our SYW member engagement metrics with 69% of our sales in the nine-week period ended January 4, 2014 derived from members as compared to 58% last year. We are intentionally transitioning business models in a thoughtful manner and are making the investments which we believe will demonstrate the value of SYW to our members. Throughout this transition, we have continued with traditional promotional programs and marketing expenditures while investing in our member-centric model, which has impacted our margin and expenses. For the nine-week period ended January 4, 2014 we spent $69 million more on SYW points expense compared to the same period last year.

Comparable store sales for the quarter-to-date (“QTD”) and year-to-date (“YTD”) periods ended January 6, 2014 for its Kmart and Sears Domestic stores were as follows:

	QTD	YTD
Kmart	-5.7%	-3.7%
Sears Domestic	-9.2%	-4.2%
Total	-7.4%	-3.9%

Total domestic comparable store sales for the quarter-to-date period declined 7.4%, comprised of decreases of 5.7% at Kmart and 9.2% at Sears Domestic. Kmart’s quarter-to-date comparable store sales decline reflects declines in most categories including consumer electronics, grocery & household and toys. Sears Domestic's quarter-to-date comparable store sales decline is attributable to decreases in most categories including consumer electronics, tools and home appliances. Sears Canada comparable store sales for the quarter-to-date period ended January 6, 2014 were -4.4%.

We currently expect consolidated Adjusted EBITDA, which excludes certain significant items as set forth below, for the fourth quarter will be between $(65) million and $65 million, as compared to $429 million in last year’s fourth quarter. We expect fourth quarter domestic Adjusted EBITDA of between $(80) million and $20 million, as compared to $365 million for last year’s fourth quarter. We expect that Sears Canada fourth quarter Adjusted EBITDA will be between $15 million and $45 million, as compared to $64 million last year. Please see the Adjusted EBITDA reconciliation below.

For the full year, consolidated Adjusted EBITDA is expected to be between $(284) million and $(414) million, as compared to $626 million last year. We expect domestic Adjusted EBITDA of between $(308) million and $(408) million, as compared to $557 million last year. We expect that Sears Canada Adjusted EBITDA will be between $(6) million and $24 million, as compared to $69 million last year.

We currently expect our reported net loss attributable to Holdings’ shareholders for the quarter ending February 1, 2014 will be between $250 million and $360 million, or between $2.35 and $3.39 loss per diluted share. This includes $41 million of pension expense, $29 million for store closures and severance and $12 million from gains on sales of assets. Adjusted for these items, net loss is expected to be between $213 million and $316 million, or between $2.01 and $2.98 loss per diluted share. The ranges exclude the impact related to the Sears Canada real estate transactions previously announced, restructuring activities including severance, store closings and impairment charges, an estimated non-cash charge of approximately $145 million related to the establishment of an additional valuation allowance against our state separate entity deferred tax assets, as well as other tax related matters and any non-cash impairment charges for fixed assets. In the fourth quarter of the prior year, the Company reported a net loss attributable to Holdings’ shareholders of $489 million, or $4.61 loss per diluted share, which included a non-cash charge of $455 million related to pension settlements, non-cash impairment charges of $330 million and other adjustments which can be found in our 8-K filed on February 28, 2013. Adjusted for these items, the Company reported net income of $119 million, or $1.12 per diluted share.

For the full year ending February 1, 2014, the Company expects our reported net loss attributable to Holdings’ shareholders will be between $1.3 billion and $1.4 billion, or between $11.85 and $12.88 loss per diluted share, which includes the fourth quarter-to-date items noted above, as well as the year-to-date adjustments disclosed in our third quarter 10-Q report filed on November 21, 2013. Adjusted for these items, net loss is expected to be between $811 million and $914 million, or between $7.64 and $8.61 loss per diluted share. The ranges exclude the impact related to the Sears Canada real estate transactions previously announced, fourth quarter restructuring activities including severance, store closings and impairment charges, an estimated non-cash charge of approximately $145 million related to the establishment of an additional valuation allowance against our state separate entity deferred tax assets, as well as other tax related matters and any non-cash impairment charges for fixed assets. For the full year ended February 2, 2013, the Company reported a net loss attributable to Holdings’ shareholders of $930 million, or $8.78 loss per diluted share, which included a non-cash charge of $455 million related to pension settlements, a non-cash impairment charge of $330 million and other adjustments which can be found in our 8-K report filed on February 28, 2013. Adjusted for these items, net loss was $215 million, or $2.03 loss per diluted share.

As of January 4, 2014, we had total cash of approximately $1.0 billion and availability under our credit facilities of $2.3 billion ($1.8 billion under our domestic facility and $0.5 billion under our Sears Canada facility, prior to taking into consideration possible reserves) and $6 million in commercial paper outstanding, with commercial paper capacity of $500 million. The cash balance does not include $300 million Canadian in proceeds from the Sears Canada real estate transactions announced on November 11, 2013, which are expected to be received January 10, 2014.

As previously announced, we are evaluating separating both our Lands' End business and Sears Auto Center ("SAC") business. On December 6, 2013 we filed with the Securities and Exchange Commission a registration statement on Form 10 related to the spin-off of Lands’ End through a potential pro rata distribution to Holdings’ shareholders. We are considering strategic alternatives for our SAC business, any of which would be subject to approval by Holdings’ Board of Directors and other conditions. In addition, we continue to reduce unprofitable stores as leases expire and in some cases accelerate closings when circumstances dictate.

Finally, as previously announced in October, we also are continuing to work with the board and management of Sears Canada with a goal of increasing the value of our 51% interest and realizing significant cash proceeds to support our transformation and to create value for our shareholders. As of January 8, 2014, the market value of this interest was $670 million.

Fourth Quarter Earnings Release

The Company currently plans to release financial results for its fiscal 2013 fourth quarter and full year on or about February 27, 2014, before the market opens and hold an analyst and investor conference call on that date. Instructions for participating in the call will be provided in February in advance of the call.

Adjusted EBITDA Reconciliation

millions	Q4 2013 Range	Q4 2012

expected net loss attributable to Holdings’ shareholders	$(360)	$(250)	$(489)
plus other significant items not included in Adjusted EBITDA	70	70	878
plus income statement line items not included in EBITDA consisting of noncontrolling interest, income taxes, interest expense, interest and investment income, other income/loss, depreciation expense and gain on sales of assets through January 4, 2014	225	245	40
Adjusted EBITDA	$(65)	$65	$429

Forward-Looking Statements

Results are preliminary and unaudited. This press release contains forward-looking statements about our expectations for the fourth quarter of fiscal 2013, our transformation through our integrated retail strategy and possible transactions discussed elsewhere in this press release. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: our ability to offer merchandise and services that our customers want, including our proprietary brand products; our ability to successfully implement our integrated retail strategy; our ability to successfully implement initiatives to improve our liquidity through inventory management and other actions; competitive conditions in the retail and related services industries; worldwide economic conditions and business uncertainty, including the availability of consumer and commercial credit, changes in consumer confidence and spending, the impact of rising fuel prices, and changes in vendor relationships; our ability to complete possible transactions with respect to Lands' End and/or Sears Auto Centers on terms that are acceptable to us, on intended timetables or at all and the impact of the evaluation and/or completion of those transactions on our other businesses; the potential impact on our business and our relationships from any such transactions; our ability to successfully achieve our plans to generate liquidity, reduce inventory and reduce fixed costs; conditions and possible limits on our access to capital markets and other financing sources; vendors' lack of willingness to provide acceptable payment terms or otherwise restricting financing to purchase inventory or services; the impact of seasonal buying patterns, including seasonal fluctuations due to weather conditions, which are difficult to forecast with certainty; our dependence on sources outside the United States for significant amounts of our merchandise; our extensive reliance on computer systems, including legacy systems, to implement our integrated retail strategy, process transactions, summarize results and manage our business, which may be subject to disruptions or security breaches; our reliance on third parties to provide us with services in connection with the administration of certain aspects of our business and the transfer of significant internal historical knowledge of such parties; impairment charges for goodwill and intangible assets or fixed-asset impairment for long-lived assets; our ability to attract, motivate and retain key executives and other associates; our ability to protect or preserve the image of our brands; the outcome of pending and/or future legal proceedings, including product liability claims and proceedings with respect to which the parties have reached a preliminary settlement; and the timing and amount of required pension plan funding; and other risks, uncertainties and factors discussed in our most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. We intend the forward-looking statements to speak only as of the time made and do not undertake to update or revise them as more information becomes available.

About Sears Holdings Corporation

Sears Holdings Corporation (NASDAQ: SHLD) is a leading integrated retailer with almost 2,500 full-line and specialty retail stores in the United States and Canada and the home of Shop Your Way, a social shopping experience where members have the ability to earn points and receive benefits across a wide variety of physical and digital formats through ShopYourWay.com. Sears Holdings is the leading home appliance retailer as well as a leader in tools, lawn and garden, fitness equipment and automotive repair and maintenance. Key proprietary brands include Kenmore, Craftsman and DieHard, with a broad apparel offering, including such well-known labels as Lands' End, the Kardashian Kollection, Jaclyn Smith and Joe Boxer, as well as Sofia by Sofia Vergara and The Country Living Home Collection. We are the nation's largest provider of home services, with more than 14 million service and installation calls made annually, and have a long-established commitment to those who serve in the military through initiatives like the Heroes at Home program. We have been named the 2011 Mobile Retailer of the Year, Recipient of the 2013 ENERGY STAR® "Partner of the Year - Sustained Excellence Award" for Product Retailing and Energy Management and was named one of the Top 20 Best Places to Work for Recent Grads. Sears Holdings Corporation operates through its subsidiaries, including Sears, Roebuck and Co. and Kmart Corporation. For more information, visit Sears Holdings' website atwww.searsholdings.com. Twitter: @searsholdings | Facebook:http://www.facebook.com/SHCCareers

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This is the conclusion of the text of the Sears Holdings release.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 241 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.